# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YHN Acquisition I Ltd, CIK 0002020987
CUSIP: G1514D101
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 2/F, Hang Seng Building, 200 Hennessy Road, Wanchai, Hong Kong (K3), NA
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,019; shared voting power 378,981; sole dispositive power 19,019; shared dispositive power 378,981; aggregate amount beneficially owned 398,000 (5.14% of the class)
  Comment: * Based on 7,750,000 Ordinary shares outstanding as of March 11, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2025.

## Item 1. Issuer
Name of issuer: YHN Acquisition I Ltd
Address of issuer's principal executive offices: 2/F, Hang Seng Building, 200 Hennessy Road, Wanchai, Hong Kong, NA

## Item 2. Person Filing
Name of person filing:
Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company.

Westchester, a registered investment adviser, serves as sub-advisor to each of The Merger Fund ("MF"), The Merger Fund VL ("MF VL"), Virtus Westchester Credit Event Fund ("CEF") and JNL Multi-Manager Alternative Fund ("JARB" together with MF, MF VL and CEF, the "Funds"). The Funds directly hold Common Stock of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence: 100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 398,000
Percent of class: 5.14
Sole power to vote or to direct the vote: 19,019
Shared power to vote or to direct the vote: 378,981
Sole power to dispose or to direct the disposition: 19,019
Shared power to dispose or to direct the disposition: 378,981

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu/Chief Compliance Officer (05/14/2025)